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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                   -------------------------------------------

                                INTERLOGIX, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   458763109
                                 (CUSIP NUMBER)


                             ROBERT E. HEALING, ESQ.
                              3135 EASTON TURNPIKE
                        FAIRFIELD, CONNECTICUT 06431-0001

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                DECEMBER 17, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

            IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON
          SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF
            THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF
         RULE 13d-1(e), 13d-1(f) OR 13d-1(g), CHECK THE FOLLOWING BOX. [ ]

 NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE
    COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13d-7 FOR OTHER
                     PARTIES TO WHOM COPIES ARE TO BE SENT.

          THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE
          SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION
                      18 OF THE SECURITIES EXCHANGE ACT OF
          1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT
              SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER
                PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES.)

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--------------------------------------------------------------------------------
(1)   Name of Reporting Persons:
      I.R.S. Identification Nos. of above persons (entities only):

                         GENERAL ELECTRIC COMPANY
                                  14-0689340
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  [ ]
      (b)  [ ]

--------------------------------------------------------------------------------
(3)   SEC Use Only:

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions):
                                          WC
--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:
                                         New York
--------------------------------------------------------------------------------
NUMBER OF SHARES                         (7)   Sole Voting
BENEFICIALLY OWNED                             Power
BY EACH REPORTING                        _______________________________________
PERSON WITH                              (8)   Shared Voting
                                               Power
                                                15,736,797
                                        ----------------------------------------
                                         (9)   Sole Dispositive
                                               Power
                                        ________________________________________
                                        (10)  Shared Dispositive
                                               Power
                                                15,736,797
                                        ----------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                      15,736,797
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions):  [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):
                                       80.4%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions):

                                           CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)   Name of Reporting Persons:
      I.R.S. Identification Nos. of above persons (entities only):

                         MARGARET ACQUISITION, INC.
------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  [ ]
      (b)  [ ]

--------------------------------------------------------------------------------
(3)   SEC Use Only:

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions):
                                          AF
--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:
                                         Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES                         (7)   Sole Voting
BENEFICIALLY OWNED                             Power
BY EACH REPORTING                        _______________________________________
PERSON WITH                              (8)   Shared Voting
                                               Power
                                                 15,736,797
                                         ---------------------------------------
                                         (9)   Sole Dispositive
                                               Power
                                         ---------------------------------------
                                         (10) Shared Dispositive
                                              Power
                                               15,736,797
                                         ---------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                      15,736,797
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions):  [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):

                                        80.4%
--------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions):

                                           CO
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

     This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Interlogix Common Stock"), of Interlogix, Inc., a Delaware corporation ("Interlogix"). The principal executive offices of Interlogix are located at 114 West 7th Street, Suite 1300, Austin, Texas 78701.

         Responses to each item of this Schedule 13D are qualified in their entirety by the Exhibits filed hereto.


ITEM 2.   IDENTITY AND BACKGROUND

     The names of the persons filing this Statement are General Electric Company, a New York corporation ("GE") and Margaret Acquisition, Inc., a newly-formed Delaware corporation that is wholly owned by GE ("Acquiror", and together with GE, the "Reporting Persons"). The principal business address of GE is 3135 Easton Turnpike, Fairfield, Connecticut, 06431 and the principal business address of Acquiror is 41 Woodford Avenue, Plainville, Connecticut, 06062. GE is one of the world's largest and most diversified industrial corporations. GE has engaged in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity since its incorporation in 1892. Over the years, GE has developed or acquired new technologies or services that have broadened considerably the scope of its activities.

      Neither Reporting Person has been convicted in any criminal proceedings during the last five years and neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On December 17, 2001 GE, Acquiror and Interlogix entered into an Agreement and Plan of Merger ("Merger Agreement"), pursuant to which Acquiror, on December 28, 2001, commenced an offer to exchange cash and shares of GE common stock having a combined value of $38.86 for each outstanding share of Interlogix Common Stock (the "Offer"), including the associated rights to purchase common stock, validly tendered and not properly withdrawn, and subject to the conditions set forth in the Registration Statement on the Form S-4, filed by GE on December 28, 2001 (the "Form S-4")(File No. 333-76066). For each share of Interlogix Common Stock acquired in the Offer the Reporting Persons will pay cash equal to $19.43 and shares of GE common stock equal to $19.43 divided by the average (rounded to the nearest 1/10,000) of the volume weighted sales price per share of GE common stock on the New York Stock
Exchange for the five consecutive trading days ending on the second trading day immediately preceding the first date on which Interlogix Common Stock are accepted for payment in the Offer.

         In connection with the Merger Agreement and the Form S-4 and in consideration thereof, Berwind LLC, a Delaware limited liability company (the "Stockholder") entered into a Voting Agreement dated December 17, 2001 (the "Voting Agreement"). GE did not pay additional consideration to the Stockholder in connection with the execution and delivery of the Voting Agreement. In addition, the Stockholder granted GE an irrevocable proxy for the purpose of voting the shares covered by the Voting Agreement.

ITEM 4.   PURPOSE OF THE TRANSACTION

     Pursuant to the Merger Agreement, and subject to the conditions set forth therein, Acquiror is making the Offer to exchange cash and shares of GE common stock for outstanding shares of Interlogix Common Stock. Following the Offer, Interlogix will merge with and into Acquiror (such events constituting the "Merger"). Once the Merger is consummated, each share of Interlogix Common Stock which has not been exchanged or accepted for exchange in the Offer will be converted into the same amount of cash and shares of GE common stock as is paid in the Offer. Following completion of the Merger, Acquiror will continue the business of Interlogix as part of GE Industrial Systems and the separate corporate existence of Interlogix will thereupon cease. The Merger will become effective on the date on which the Certificate of Merger has been duly filed with the Secretary of State of Delaware. Acquiror will be the successor or surviving corporation in the merger and the certificate of incorporation of Acquiror and its bylaws will be the certificate of incorporation and the bylaws of the surviving corporation. All shares of Interlogix Common Stock owned by Interlogix or any of its subsidiaries, GE, or Acquiror or any of GE's wholly owned subsidiaries will be automatically canceled and retired and will cease to exist. GE intends to cause the delisting of the Interlogix Common Stock from the Nasdaq following consummation of the Offer and the Merger. The directors of the Acquiror immediately prior to the effective date of the merger will be the directors of the surviving corporation, and the directors of Interlogix immediately prior to the effective date of the merger will be the officers of the surviving corporation.

      The beneficial ownership of shares of Interlogix Common Stock was acquired pursuant to the Voting Agreement, which was entered into in connection with the Merger Agreement. The Stockholder has agreed to tender in the Offer and to vote all shares of Interlogix Common Stock beneficially owned by it (with respect to the Stockholder, the "Stockholder Shares") as described below.

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At all times prior to the termination of the Voting Agreement, Stockholder will vote the Stockholder Shares or cause them to be voted or execute written consents in respect thereof in favor of the Merger, the Merger Agreement and the related transactions and against any action or agreement that would adversely affect the Offer or the Merger at any meeting of Interlogix stockholders.

     Additional information concerning the transaction is contained in the Form S-4, a copy of which has been filed with the Securities and Exchange Commission ("SEC"). Copies of the Form S-4 may be obtained, without charge, from the SEC's website at www.sec.gov.

     Apart from the foregoing, the Reporting Persons currently have no plans or proposals that relate to or would result in the occurrence of any of the transactions and events specified in clauses (a) through (j) of Item 4 of
Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     The information contained in Item 4 above is incorporated herein by reference.

     The aggregate number of shares of Interlogix Common Stock beneficially owned by GE is 15,736,797 which represents approximately 80.4% of the outstanding Interlogix Common Stock. The aggregate number of shares of Common Stock beneficially owned by Acquiror is 15,736,797 which represents approximately 80.4% of the outstanding Interlogix Common Stock.

     GE has:

        . 0 shares of Interlogix Common Stock as to which it has the sole power to vote or to direct the vote;

        . 15,736,797 shares of Interlogix Common Stock as to which it has shared power to vote or to direct the vote;

        . 0 shares of Interlogix Common Stock as to which it has the sole power to dispose or to direct the disposition; and

        . 15,736,797 shares of Interlogix Common Stock as to which it has shared power to dispose or to direct the disposition.

     Acquiror has:

        . 0 shares of Interlogix Common Stock as to which it has the sole power to vote or to direct the vote;

        . 15,736,797 shares of Interlogix Common Stock as to which it has shared power to vote or to direct the vote;

        . 0 shares of Interlogix Common Stock as to which it has the sole power to dispose or to direct the disposition; and

        . 15,736,797 shares of Interlogix Common Stock as to which it has shared power to dispose or to direct the disposition.

    Except as set forth in Item 4 above, to the best knowledge of each of the Reporting Persons, within the past 60 days, none of the Reporting Persons has engaged in any transaction relating to the Interlogix Common Stock. The reporting obligations required by subsections 5(d) and 5(e) of this Item are not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The descriptions of the Merger Agreement and the Voting Agreement appearing in Item 4 above is incorporated herein by reference. The more detailed descriptions contained in the Form S-4 and filed respectively as Exhibits 2.1 and 9.1 thereto are incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS


     Exhibit 1 Registration Statement on Form S-4, File No. 333-76066, dated December 28, 2001, as subsequently amended from time to time, and incorporated herein by reference.


     Exhibit 2 Merger Agreement, dated December 17, 2001, among General Electric Company, Margaret Acquisition, Inc. and Interlogix, Inc. incorporated herein by reference from the Form S-4 (Exhibit 2.1).


     Exhibit 3 Voting Agreement, dated December 17, 2001, among General Electric Company,

                 Margaret Acquisition, Inc. and Berwind LLC., incorporated herein by reference from the Form S-4 (Exhibit 9.1).


     Exhibit 4 Joint Filing Statement by General Electric Company and Margaret Acquisition, Inc., dated December 27, 2001 attached hereto.


     Exhibit 5 Letter of Transmittal, dated December 28, 2001, incorporated herein by reference from the Form S-4 (Exhibit 99.1).


     Exhibit 6 Notice of Guaranteed Delivery, December 28, 2001, incorporated herein by reference from the Form S-4 (Exhibit 99.2).


     Exhibit 7 Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated December 28, 2001, incorporated herein by reference from the Form S-4 (Exhibit 99.3).


     Exhibit 8 Letter to Clients, dated December 28, 2001, incorporated herein by reference from the Form S-4 (Exhibit 99.4).


     Exhibit 9 Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated herein by reference from the Form S-4 (Exhibit 99.5).


     Exhibit 10 Press release issued by GE on December 18, 2001, incorporated herein by reference from GE's Rule 425 filing made with the Securities and Exchange Commission on December 18, 2001.


     Exhibit 11 Summary advertisement as published in the Wall Street Journal on December 28, 2001, incorporated herein by reference.

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 27, 2001

                                GENERAL ELECTRIC COMPANY

                                /s/  Robert E. Healing
                                ----------------------------------------------
                                Name:  Robert E. Healing
                                Title: Chief Legal Counsel and Attorney-in-Fact



                                MARGARET ACQUISITION, INC.

                                /s/  Lloyd G. Trotter
                                ----------------------------------------------
                                Name:  Lloyd G. Trotter
                                Title: President

                                 EXHIBIT INDEX

    Exhibit No.     Description
    -----------     -----------


          1 Registration Statement on Form S-4, File No. 333-76066, dated December 28, 2001, as subsequently amended from time to time, and incorporated herein by reference.


          2 Merger Agreement, dated December 17, 2001, among General Electric Company, Margaret Acquisition, Inc. and Interlogix, Inc. incorporated herein by reference from the Form S-4 (Exhibit 2.1).


          3 Voting Agreement, dated December 17, 2001, among General Electric Company, Margaret Acquisition, Inc. and Berwind LLC., incorporated herein by reference from the Form S-4 (Exhibit 9.1).


          4 Joint Filing Statement by General Electric Company and Margaret Acquisition, Inc., dated December 27, 2001 attached hereto.


          5 Letter of Transmittal, dated December 28, 2001, incorporated herein by reference from the Form S-4 (Exhibit 99.1).


          6 Notice of Guaranteed Delivery, December 28, 2001, incorporated herein by reference from the Form S-4 (Exhibit 99.2).


          7 Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated December 28, 2001, incorporated herein by reference from the Form S-4 (Exhibit 99.3).


          8 Letter to Clients, dated December 28, 2001, incorporated herein by reference from the Form S-4 (Exhibit 99.4).


          9 Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated herein by reference from the Form S-4 (Exhibit 99.5).


          10 Press release issued by GE on December 18, 2001, incorporated herein by reference from GE's Rule 425 filing made with the Securities and Exchange Commission on December 18, 2001.


          11 Summary advertisement as published in the Wall Street Journal on December 28, 2001, incorporated herein by reference.